UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 13, 2024

WestRock Company

(Exact name of registrant as specified in its charter)

Delaware	001-38736	37-1880617
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1000 Abernathy Road, Atlanta, Georgia	30328
(Address of principal executive offices)	(Zip Code)

(770) 448-2193

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	WRK	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On June 13, 2024, WestRock Company, a Delaware corporation (the “Company”), held a special meeting of stockholders (the “Special Meeting”) to vote on the proposals described in the Company’s definitive proxy statement filed with the Securities and Exchange Commission on April 26, 2024 (the “Proxy Statement”). A total of 258,153,168 shares of the Company’s common stock were entitled to vote at the close of business on May 1, 2024, the record date for the Special Meeting. At the Special Meeting, 197,562,369 shares of the Company’s common stock were present or represented by proxy, representing approximately 76.53% of all shares of the Company’s common stock outstanding and entitled to vote, which constituted a quorum.

A brief description of the proposals and the final voting results for each proposal follow:

1.

The Company’s stockholders approved the proposal to approve and adopt the Transaction Agreement, dated as of September 12, 2023, as it may be amended, supplemented or otherwise modified from time to time, by and among Smurfit Kappa Group plc (“Smurfit Kappa”), Smurfit WestRock Limited (formerly known as Cepheidway Limited and to be re-registered as an Irish public limited company and renamed Smurfit WestRock plc) (“Smurfit WestRock”), Sun Merger Sub, LLC, a wholly owned subsidiary of Smurfit WestRock, and the Company.

For	Against	Abstain
197,100,539	355,043	106,787

2.

The Company’s stockholders approved the non-binding, advisory proposal to approve compensation that will or may become payable by the Company to its named executive officers in connection with the Combination (as defined in the Proxy Statement).

For	Against	Abstain
188,811,365	8,295,079	455,925

3.

The Company’s stockholders approved the non-binding, advisory proposal to approve the reduction of the share premium of Smurfit WestRock to allow the creation of “distributable reserves” of Smurfit WestRock, which are required under Irish law in order for Smurfit WestRock to pay dividends and make other types of distributions and to repurchase or redeem shares following the Combination, if and when the board of directors of Smurfit WestRock should determine to do so.

For	Against	Abstain
196,880,469	531,385	150,515

Additional Information about the Combination and Where to Find It

In connection with the Merger (as defined in the Proxy Statement), Smurfit WestRock has filed with the SEC the S-4, which includes the proxy statement/prospectus relating to the offer and sale of the Smurfit WestRock shares to WestRock stockholders pursuant to the Merger. In addition, on April 26, 2024, WestRock filed the proxy statement/prospectus with the SEC with respect to the Special Meeting in connection with the Merger. WestRock commenced mailing of the proxy statement/prospectus to WestRock stockholders on or about May 1, 2024. This announcement is not a substitute for any registration statement, prospectus, proxy statement or other document that Smurfit Kappa, WestRock and/or Smurfit WestRock have filed or may file with the SEC in connection with the Combination (as defined in the Proxy Statement).

Before making any investment decisions, investors, stockholders of WestRock are urged to read carefully and in their entirety the S-4 and the proxy statement/prospectus, and any other relevant documents that are filed or will be filed with the SEC, as well as any amendments or supplements to these documents, in connection with the Combination when they become available, because they contain or will contain important information about the Combination, the parties to the Combination, the risks associated with the Combination and related matters, including information about certain of the parties’ respective directors, executive officers and other employees who may be deemed to be participants in the solicitation of proxies in connection with the Combination and about their interests in the solicitation.

The S-4, the proxy statement/prospectus and other documents filed by WestRock, Smurfit WestRock or Smurfit Kappa with the SEC are available free of charge at the SEC’s website at www.sec.gov. In addition, investors and stockholders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by WestRock online at ir.westrock.com/ir-home/, upon written request delivered to 1000 Abernathy Road, Atlanta, Georgia 30328, United States, or by calling +1 (770) 448-2193, and are able to obtain free copies of the S-4 and other documents filed with the SEC by Smurfit WestRock or Smurfit Kappa upon written request delivered to Beech Hill, Clonskeagh, Dublin 4, D04 N2R2, Ireland or by calling +353 1 202 7000. The information included on, or accessible through, WestRock’s website is not incorporated by reference into this announcement.

No Offer of Securities

This Current Report on Form 8-K does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to sell, dispose of, purchase, acquire or subscribe for, any security, including any Smurfit WestRock shares to be issued to Smurfit Kappa shareholders and WestRock stockholders in connection with the Combination.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTROCK COMPANY
(Registrant)

Date: June 14, 2024	By:	/s/ Denise R. Singleton
Denise R. Singleton
Executive Vice President, General Counsel and Secretary